Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 15 DATED FEBRUARY 7, 2012
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 14, dated January 12, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 15 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 15 is to disclose:
•the status of our public offering; and

•	our acquisition of a residential multifamily property located in Cedar Rapids, Iowa, known as Windsor on the River.

Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of February 2, 2012, we had accepted investors' subscriptions for and issued 4,674,798 shares of our common stock in our public offering, including 86,069 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $46,476,493. As of February 2, 2012, we had raised approximately $52,188,780 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Windsor on the River
On January 26, 2012, the closing date, we acquired a fee simple interest in a 424-unit multifamily residential property located in Cedar Rapids, Iowa, known as the Windsor on the River Apartments, or the Windsor property, through SIR Windsor, LLC, or SIR Windsor, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership.
Financing and Fees
SIR Windsor acquired the Windsor property from an unaffiliated third party seller, or the seller, for an aggregate purchase price of $33,000,000, exclusive of closing costs. SIR Windsor financed the payment of the purchase price for the Windsor property with a combination of (1) proceeds from our public offering and (2) the assumption of an existing loan from the Iowa Finance Authority, or the IFA, in the principal amount of $23,500,000, which we refer to as the "Windsor loan." For additional information on the terms of the Windsor loan, see “—Windsor Loan” below.
An acquisition fee of approximately $666,353 was earned by our advisor in connection with the acquisition of the Windsor property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Windsor property as of the closing of the acquisition was 6.95%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected annualized net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

Windsor Loan
The Windsor loan was originally funded with proceeds from the issuance of Iowa Finance Authority Variable Rate Demand Multifamily Housing Revenue Bonds (Windsor on the River, LLC Project), Series 2007A in the original aggregate principal amount of $24,000,000, which we refer to as the “bonds,” pursuant to an Indenture of Trust dated May 1, 2007, or the Indenture, by and between the IFA and The Bank of New York Mellon Trust Company, N.A., as trustee for the holders of the bonds. As of the closing date, the aggregate outstanding principal amount of the bonds was $23,500,000.
In connection with the acquisition of the Windsor property, SIR Windsor, the seller and the trustee entered into an Assumption Agreement dated the closing date. The Assumption Agreement provides for SIR Windsor's assumption of the Windsor loan and all of the seller's indebtedness and obligations under the Loan Agreement, dated as of May 1, 2007, by and between the seller and IFA, the Promissory Note (Series 2007A), dated February 1, 2008, by seller in favor of the trustee, the Remarketing Agreement, by and between Stern Brothers & Co., or the remarketing agent, and seller, the Land Use Restriction Agreement, or the Land Use Agreement, by and between the IFA, the seller and the trustee, and the other loan documents related to the Windsor loan, which we collectively refer to as the “loan documents”.
The entire unpaid principal balance of the Windsor loan and all accrued and unpaid interest thereon is due and payable in full on May 1, 2042. Pursuant to the loan documents, SIR Windsor is required to pay, or cause to be paid, to the trustee on each date on which any payment of the principal of, premium, if any, or interest on the bonds is due (whether on an interest payment date, at maturity or upon redemption or acceleration), an amount which, together with the funds held by the trustee in the Bond Fund (as defined below), will be sufficient to enable the trustee to pay the principal of, premium, if any, and interest on the bonds due on such date. The Windsor loan accrues interest at a rate equal to the interest rate borne from time to time by the bonds, calculated on the same basis and to be paid by SIR Windsor at the same time as interest on the bonds is calculated and paid from time to time. Interest on the bonds is calculated by the remarketing agent and is equal to the interest rate per annum, which in the professional judgment of the remarketing agent having due regard for prevailing market conditions, would be the minimum interest rate necessary to cause the sale of the bonds on the first day of an interest period at a price equal to 100% of the principal amount of the bonds plus accrued interest. The remarketing agent will establish the interest rate for the bonds for weekly, semi-annual or annual periods, which we refer to as the “interest rate period,” as provided under the Indenture. The bonds currently bear interest at a weekly interest rate. SIR Windsor may change the interest rate period applicable to the bonds upon 25 days prior written notice to the IFA, the trustee, the credit provider (defined below) and the remarketing agent.
During any period when the interest rate period applicable to the bonds is weekly, the holders of the bonds have the option to tender bonds for purchase by the trustee on any business day at a purchase price equal to the principal amount of the tendered bond plus any accrued interest thereon. Upon 20 days prior written notice by the trustee to the bond holders, the bonds are subject to mandatory tender for purchase by the trustee at a purchase price equal to the principal amount thereof plus any accrued interest thereon (1) on each date that SIR Windsor converts the interest rate period for the bonds, (2) on the business day following the last day of any semi-annual or annual interest rate period and (3) on the interest payment date prior to the expiration or termination of the letter of credit (or any replacement thereto) subject to an extension to the term of the letter of credit which complies with the terms of the Indenture. Pursuant to the loan documents, SIR Windsor is to pay the trustee amounts sufficient to pay the purchase price of bonds tendered for purchase by the trustee pursuant to the Indenture, provided that SIR Windsor will receive a credit for all proceeds from draws on the letter of credit (as defined below) in the Bond Fund available for such purposes. In certain circumstances, the bonds are subject to optional and mandatory redemption. In the event of a redemption of the bonds pursuant to the Indenture, SIR Windsor agrees to prepay, or cause to be prepaid, all amounts necessary for such redemption.
If SIR Windsor defaults on any payment due under the Windsor Loan, SIR Windsor will pay interest, to the maximum extent permitted by law, on the amount of such payment at a rate equal to the rate borne by the bonds from time to time until such payment is paid in full. So long as any bond is outstanding, SIR Windsor is to pay, or cause to be paid, all amounts required to prevent any deficiency or default in the payment of the principal or purchase price of, premium, if any, or interest on the bonds, including any deficiency caused by the action or failure to act of the trustee, the IFA or any other person. SIR Windsor may prepay all or any part of the amounts payable under the loan documents at the times that bonds are subject to redemption pursuant to the Indenture, provided that during the term of the letter of credit, such prepayment may only be made with the prior written consent of the credit provider.

Pursuant to the Indenture, the trustee has established a fund, which we refer to as the “Bond Fund,” into which the trustee deposits, as and when received: (1) all payments and prepayments by SIR Windsor with respect to the bonds pursuant to the loan documents, (2) proceeds from draws by the trustee on the letter of credit, and (3) all other funds received by the trustee under the loan documents or the Indenture that are required to be deposited into the Bond Fund. All amounts in the Bond Fund will be used to pay the principal of, premium, if any, and interest on the bonds as such amounts become due and payable (whether on an interest payment date, at maturity or upon redemption or acceleration of the bonds). At any time the amount held by the trustee in the Bond Fund is sufficient to pay on the dates due the principal of, premium, if any, and interest on the bonds then remaining unpaid, SIR Windsor will not be obligated to make any further payments to the trustee under the loan documents.
The Land Use Agreement imposes certain restrictions upon the use, and requirements for the operation, of the Windsor property.
 Letter of Credit
On the closing date, pursuant to a Reimbursement and Credit Agreement by and between SIR Windsor and PNC Bank, National Association, or the credit provider, the credit provider issued an Irrevocable Letter of Credit to the trustee, or the letter of credit. The letter of credit authorizes the trustee to make one or more draws on the letter of credit up to an aggregate of $23,789,727 (as reduced and reinstated from time to time in accordance with the terms of the letter of credit), or the letter of credit amount, of which initially (1) $23,500,000 will be in respect of the principal of the bonds and (2) $289,727 will be in respect of accrued interest on the bonds. The purpose of the letter of credit is to provide the trustee with funds for the payment of principal of and interest on the bonds and the purchase price of bonds that have been tendered pursuant to the tender provisions of the Indenture to the extent remarketing proceeds or other funds are not available for such purposes. The letter of credit will expire on January 25, 2017, unless the credit provider, at its option, upon written request of SIR Windsor, grants an extension to the letter of credit for an additional period. The credit provider is under no obligation to grant any such extensions.
SIR Windsor paid the credit provider a nonrefundable fee in connection with the origination of the letter of credit in the amount of $118,950. In addition, SIR Windsor will pay the credit provider an annual fee based upon a fixed percentage of the letter of credit amount, or the facility fee. The facility fee will be: (1) for the period commencing on the closing date and ending on the day immediately preceding the first anniversary of the closing date, 2.0% per annum; (2) for the period commencing on the first anniversary of the closing date and ending on the day immediately preceding the third anniversary of the closing date 2.25% per annum; and (3) for the period commencing on the third anniversary of the closing date and thereafter, 2.50% per annum. In addition, SIR Windsor will pay all reasonable transaction charges that the credit provider may charge for draws under the letter of credit and any and all other reasonable charges and expenses which the credit provider may pay or incur relative to the letter of credit.
Except with respect to draws on the letter of credit by the trustee to fund the purchase of bonds tendered for repurchase pursuant to the Indenture, or tender draws, SIR Windsor will reimburse the credit provider for all amounts paid by the credit provider to the trustee pursuant to a draw on the letter of credit on the day that the credit provider pays such amounts to the trustee. The amount of any tender draw will be due and payable by SIR Windsor within five days of the date the tender draw is paid by the credit provider to the trustee, subject to certain exceptions as set forth in the Reimbursement and Credit Agreement. Interest on any amounts due under the Reimbursement and Credit Agreement will accrue from the date such amounts become due and payable until paid in full at a rate per annum equal to a fluctuating rate established by the Reimbursement and Credit Agreement plus 3.0%, subject to certain exceptions with respect to amounts payable with respect to tender draws.
SIR Windsor's obligations under the Reimbursement and Credit Agreement are secured by (1) a Mortgage, Absolute Assignment of Leases and Rents, Security Agreement and Fixture Filing by SIR Windsor in favor of the credit provider with respect to the Windsor property, (2) a Pledge and Security Agreement by and among SIR Windsor, the trustee and the credit provider, pursuant to which SIR Windsor pledged, assigned, transferred and delivered to credit provider all of SIR Windsor's right, title and interest in, and granted credit provider a first-priority lien upon, all bonds repurchased by the trustee from the holders thereof pursuant to the Indenture using proceeds from a draw on the letter of credit, and (3) an irrevocable and unconditional guarantee of the due and punctual payment and performance of SIR Windsor's obligations under the Reimbursement and Credit Agreement by us in favor of the credit provider.

Pursuant to a Hazardous Materials Indemnity Agreement, or the environmental indemnity, SIR Windsor and us, or the indemnitors, have agreed to defend, indemnify and hold harmless the credit provider and its affiliates, and each of their respective directors, officers, employees, agents, successors and assigns from and against any and all losses, damages, liabilities, claims, actions, judgments costs or expenses (including, without limitation, reasonable attorneys' fees and expenses) which any such party may directly or indirectly incur as a result of, among other things, (1) the use, storage, treatment, release, discharge, disposal or transportation of hazardous materials (as defined in the environmental indemnity) in, on or under the Windsor property in violation of hazardous materials laws (as defined in the environmental indemnity) or (2) the breach of any covenant or representation or warranty of any Indemnitor under the environmental indemnity.
Management of Property
On the closing date, SIR Windsor and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement, or the Windsor management agreement, pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Windsor property. Pursuant to the management agreement, SIR Windsor will pay the property manager a monthly management fee in an amount equal to 3.5% of the Windsor property's gross collections (as defined in the Windsor management agreement) for each month. The Windsor management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives sixty (60) days' prior written notice of its desire to terminate the Windsor management agreement. SIR Windsor may terminate the Windsor management agreement at any time upon thirty (30) days' prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees.
Description of the Property

The Windsor property contains 424 apartment homes consisting of 244 one-bedroom apartments, 174 two-bedroom apartments and 6 three-bedroom apartments. The apartments at the Windsor property range from 563 to 1,519 square feet with rents ranging from $657 to $1,005. The Windsor property was originally built in 1982 and received a $2.4 million renovation in 2007. Unit amenities at the Windsor property include newly appointed interiors, with oak cabinetry, wood flooring and new carpeting, full-sized appliances, some with washers and dryers, vaulted ceilings, wood burning fireplaces, private patios and balconies and walk-in closets. Property amenities include a fitness center, night-lighted tennis courts, indoor racquetball courts, an Olympic-sized pool and a clubhouse. Occupancy at the Windsor property was 95% as of January 24, 2012. Units at the Windsor property had an average monthly rent of approximately $732 per unit. We calculate the average rent based on lease payments actually received during the period.

We believe that the Windsor property is suitable for its intended purposes and is adequately covered by insurance. Management has no plans for renovations or capital improvements at the Windsor property. For 2012, the estimated real estate taxes on the Windsor property total approximately $600,000.

The Windsor property is located near downtown Cedar Rapids, the second largest city in Iowa. The Windsor property is located near shopping centers, including Wal-Mart and Target, and is less than six miles from major employers such as Rockwell Collins, Aegon, Quaker Oats, Archer Daniels Midland, Cargill and General Mills. The Windsor property faces competition from other multifamily apartment properties located in the greater Cedar Rapids sub-market, such as The Pointe, Pheasant Run and Grand Reserve.

For federal income tax purposes, we estimate that the depreciable basis in the Windsor property will be approximately $29,618,054. We will depreciate buildings based upon an estimated useful life of 27.5 years.

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